UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Black Autumn Show, Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
March 1, 2023

Physical Address of Issuer:
352 N 540 W, Lindon, UT 84042

Website of Issuer:
https://www.blackautumn.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:
VAS Portal, LLC

CIK Number of Intermediary:
0001749383

SEC File Number of Intermediary:
7-00165

CRD Number of Intermediary:
298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
At the conclusion of the offering, the issuer shall pay a fee of 6% of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Type of Security Offered:
Series A-CF Preferred Stock

Target Number of Securities to be Offered:
434,783

Price (or Method for Determining Price):
$2.30 per share

Target Offering Amount:
$1,000,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from Target Offering Amount):
$5,000,000

Deadline to reach the Target Offering Amount:
June 9, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenue/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

Black Autumn Show, Inc.

May 18, 2023

GENERAL NOTICES

Investing in a crowdfunding campaign carries inherent risks. You should only commit funds to this offering if you are financially prepared to lose your entire investment.

When making an investment decision, investors must rely on their own assessment of the Company and the terms of the offering, taking into account both the potential rewards and the risks involved. No federal or state securities commission or regulatory authority has endorsed or approved these Securities. Moreover, such authorities have not evaluated the accuracy or sufficiency of this document.

The U.S. Securities and Exchange Commission ("SEC") does not assess the merits of any Securities offered or the conditions of the Offering, nor does it evaluate the accuracy or comprehensiveness of any Offering documents or materials.

These Securities are being offered under an exemption from registration. However, the U.S. Securities and Exchange Commission has not independently verified that these Securities qualify for such an exemption.

INVESTING IN THESE SECURITIES COMES WITH SIGNIFICANT RISKS, AND IT MAY NOT BE SUITABLE FOR ALL INVESTORS. THERE ARE NUMEROUS UNCERTAINTIES ASSOCIATED WITH THIS OFFERING AND THE SECURITIES INVOLVED. THE SECURITIES OFFERED IN THIS CAMPAIGN ARE NOT PUBLICLY TRADED, AND THERE IS NO GUARANTEE THAT A PUBLIC MARKET FOR THEM WILL EVER EMERGE. AS SUCH, INVESTING IN THIS OFFERING IS HIGHLY SPECULATIVE. THESE SECURITIES SHOULD ONLY BE PURCHASED BY THOSE WHO CAN HANDLE THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD AND CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE REFER TO THE "RISK FACTORS" SECTION IN THIS FORM C FOR MORE INFORMATION.

THE SECURITIES OFFERED IN THIS CAMPAIGN WILL HAVE TRANSFER RESTRICTIONS. INVESTORS CANNOT PLEDGE, TRANSFER, RESELL, OR DISPOSE OF THE SECURITIES EXCEPT IN ACCORDANCE WITH RULE 501 OF REGULATION CF. POTENTIAL INVESTORS SHOULD BE AWARE THAT THEY MAY NEED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD. ADDITIONALLY, THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS BEYOND THOSE IMPOSED BY FEDERAL, STATE, OR FOREIGN LAW.

THIS FORM C DOES NOT PROVIDE LEGAL, ACCOUNTING, OR TAX ADVICE, NOR IS IT SPECIFICALLY TAILORED TO YOUR INDIVIDUAL FINANCIAL SITUATION. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL ADVISORS, LEGAL COUNSEL, AND ACCOUNTANTS FOR GUIDANCE ON LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN JURISDICTIONS NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THEIR ELIGIBILITY TO PARTICIPATE IN THIS OFFERING, INCLUDING OBSERVING ANY REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATORS IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED ONLY IN THE UNITED STATES AND HAS NOT OBTAINED OR SOUGHT A LICENSE OR WAIVER OF THE NEED FOR SUCH A LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY POTENTIAL INVESTOR, WHETHER FOREIGN OR DOMESTIC.

ATTENTION TO FOREIGN INVESTORS

FOREIGN INVESTORS SHOULD NOTE THAT IT IS THEIR RESPONSIBILITY TO FULLY COMPLY WITH THE LAWS AND REGULATIONS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES WHEN PURCHASING SECURITIES. THIS INCLUDES OBTAINING NECESSARY

GOVERNMENTAL OR OTHER CONSENTS AND ADHERING TO ANY LEGAL OR OTHER REQUIRED FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE ABOUT THE ESCROW AGENT

THE ESCROW AGENT SERVICING THIS OFFERING HAS NOT EXAMINED THE DESIRABILITY OR ADVISABILITY OF INVESTING IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT DOES NOT PROVIDE ANY REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED. THE ESCROW AGENT'S INVOLVEMENT IN THE OFFERING IS LIMITED TO ACTING AS A SERVICE PROVIDER.

ABOUT THIS OFFERING STATEMENT

Investors should rely solely on the information provided in the Form C or this Offering Statement (collectively, "**Form C**"). We have not authorized anyone to give any information or make any representations other than those contained in this Form C, and only the Intermediary has been authorized to host this Form C and the Offering. If you come across different or inconsistent information, do not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not allowed. The information in this Form C and any documents incorporated by reference is accurate as of the respective document dates, regardless of when this Form C is delivered or when any Securities are issued or sold.

Descriptions of agreements or other documents provided here are summaries and are, therefore, necessarily selective and incomplete. They are qualified in their entirety by the actual agreements or documents. Before completing the purchase and sale of the Securities, the Company will give prospective Investors the opportunity to ask questions and receive answers from the Company and its management about the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to as "**Investors**" or "**you**" in this document.

When making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The Company's statements in this Form C are based on information believed to be reliable, but no warranty can be made regarding the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not anticipate updating or revising this Form C or any other materials provided.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference contain forward-looking statements that are subject to risks and uncertainties. All statements, apart from those of historical fact or relating to present facts or current conditions, are forward-looking statements. Forward-looking statements express our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by their lack of strict relation to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words or terms with a similar meaning in discussions about future operating or financial performance or other events.

The forward-looking statements in this Form C and any documents incorporated by reference are based on reasonable assumptions we have made, considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate. As you read and consider this Form C, understand that these statements are not guarantees of performance or results. Although we believe these forward-looking statements are based on reasonable assumptions, many factors could affect our actual operating and financial performance, causing it to differ materially from the performance anticipated in the forward-looking statements. If any of these risks or uncertainties materialize or if any of these assumptions prove incorrect or change, our actual operating and financial performance may vary significantly from the performance projected in these forward-looking statements.

Investors are advised not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference are accurate only as of the date of those respective documents. Unless required by law, we are not obligated to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or changes in our expectations.

ELIGIBILITY

Black Autumn Show, Inc., a Delaware corporation (the "**Company**") certifies that all of the following statements are true:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Company has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement. Please note that the Company has not previously relied on Regulation Crowdfunding to offer or sell securities.

- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Company has not previously failed to comply with the ongoing requirements of Rule 202 of Regulation Crowdfunding.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    a.   i.in connection with the purchase or sale of any security? ☐ Yes ☒ No

    b.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

    c.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    a.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

    b.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

    c.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    a.   at the time of the filing of this offering statement bars the person from:
        i.   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
        ii.   engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
        iii.   engaging in savings association or credit union activities? ☐ Yes ☒ No
    b.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No
    c.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    a.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    b.   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    c.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    a.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

    b.   Section 5 of the Securities Act? ☐ Yes ☒ No

    c.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

TABLE OF CONTENTS

**DIRECTORS AND OFFICERS**

Directors of the Company

The following is information about each director (and any person occupying a similar status or performing a similar function) of the Company:

Ben Kasica   Dates of Board Service: March 2023 – Present

    Vice President & Director

Benton Crane   Dates of Board Service: March 2023 – Present

    CEO & Director

Jayson Orvis   Dates of Board Service: March 2023 – Present

    Vice President & Director

Matthew Peterson   Dates of Board Service: March 2023 – Present

    COO & Director

Officers of the Company

The following is information about each officer (and any person occupying a similar status or performing a similar function) of the Company:

Ben Kasica   Dates of Service: March 2023 – Present

    Vice President

Benton Crane   Dates of Service: March 2023 – Present

    CEO

Jayson Orvis   Dates of Service: March 2023 – Present

    Vice President

Matthew Peterson   Dates of Service: March 2023 – Present

    COO

Work History of the Directors and Officers of the Company

Ben Kasica

    Ben Kasica's work history for at least the previous three years:

Employer: Black Autumn	**Dates of Service:**	March 2023 - Present
Employer's Principal business: Television Production		
Title: Showrunner/Vice President		
Responsibilities: Showrunner/Vice President		

Employer: Skies Fall	**Dates of Service:**	April 2008 - Present

Employer's Principal business: Entertainment Production

Title: Executive Producer and CEO

Responsibilities: Showrunner/Vice President

Employer: Kingdom Story Company **Dates of Service:** September 2018 - October 2019

Employer's Principal business: Entertainment Production

Title: Franchise / Brand Manager

Responsibilities: Manage franchising and brand growth

Benton Crane

Benton Crane's work history for at least the previous three years:

Employer: Black Autumn **Dates of Service:** March 2023 - Present

Employer's Principal business: Television Production

Title: CEO/President

Responsibilities: Act as managing officer of the company

Employer: Tuttle Twins TV **Dates of Service:** April 2020 - Present

Employer's Principal business: Television Production

Title: Executive Producer

Responsibilities: Responsible for overseeing the production of Tuttle Twins TV

Employer: Harmon Brothers **Dates of Service:** September 2017 - Present

Employer's Principal business: Television Production

Title: CEO

Responsibilities: Responsible for overseeing the management of the company

Jayson Orvis

Jayson Orvis's work history for at least the previous three years:

Employer: Black Autumn **Dates of Service:** March 2023 - Present

Employer's Principal business: Television Production

Title: Vice President

Responsibilities: Responsible for overseeing the management of the company

Employer: Self Employed **Dates of Service:** March 2020 - Present

Employer's Principal business: Author

Title: Author

Responsibilities: Author

Matthew Peterson

Matthew Peterson's work history for at least the previous three years:

Employer: Black Autumn   **Dates of Service:** March 2023 - Present
Employer's Principal business: Television Production
Title: COO/Vice President
Responsibilities: Responsible for overseeing the management of the company

Employer: Angel Acceleration Fund   **Dates of Service:** July 2021 - Present
Employer's Principal business: Investment Fund
Title: Senior Advisor
Responsibilities: Provide advisory services as needed to the fund

Employer: Utah Valley University   **Dates of Service:** August 2017 - May 2021
Employer's Principal business: University
Title: Adjunct Professor
Responsibilities: Teach courses in the School of Business

Employer: Utah Valley University: Wolverine Fund   **Dates of Service:** August 2017 - May 2021
Employer's Principal business: University
Title: Board Member
Responsibilities: Advise the University's student-run investment fund

Principal Security Holders

As of the date of this Offering, the following is information on each person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

Name	Amount and Type or Class Held	Percentage Ownership
Jayson Orvis	1,600,000 shares of Common Stock & 666,667 shares of Series Seed Preferred Stock	24.85%
Ben Kasica	1,900,000 shares of Common Stock	20.83%
Benton Crane	2,200,00 shares of Common Stock	24.12

The above includes Jayson's combined ownership of both Common Stock and Preferred Stock. The calculation above (a) does not take into account the potential conversion of any outstanding convertible securities (currently, a Simple Agreement for Future Equity, discussed in the Capitalization section) and (b) does not include any shares that are reserved for the option pool in the calculation as none have been issued.). It is expected that upon conversion, neither of the above will beneficially own 20% or more of the outstanding voting securities of the Company. A portion of the interest held by Jayson and Benton Crane is held through a holding company known as 10 Ton, LLC.

**Business and Anticipated Business Plan**

Description of the Business

The Company conducts business in Utah and plans to distribute its products (see below) throughout the United States generally, and internationally.

Black Autumn is a content creation and production company focused on developing, producing, and distributing high-quality, engaging, and thought-provoking stories for television and digital platforms. Our primary project, Homestead, is a post-apocalyptic family survival drama series based on the best-selling book series Black Autumn. Our mission is to create captivating content that not only entertains but also inspires and educates our audience about the resilience of humanity in the face of adversity. We believe in the power of storytelling to unite people, foster empathy, and encourage personal growth. At Black Autumn, we have assembled a team of experienced and talented professionals from various backgrounds, including film, television, marketing, and entrepreneurship. This diverse team brings a unique perspective and skill set to the development and production of Homestead, ensuring its success and impact on viewers. Our business model revolves around the creation of high-quality content that appeals to a wide audience, utilizing innovative marketing and distribution strategies to maximize reach and revenue. Through partnerships with various brands, we aim to integrate unique product experiences that will not only enhance the Homestead story but also create additional revenue streams for the show and its investors. We are committed to making a lasting impact through our work, and we believe Homestead has the potential to become a classic series that will resonate with audiences for years to come. By embracing the Angel Studios model, we aim to disrupt the traditional Hollywood system and share our success with our investors, rather than only benefiting studio executives.

Business Plan

Black Autumn's business plan focuses on the development, production, and distribution of the Homestead TV series, a post-apocalyptic family survival drama based on the best-selling Black Autumn book series. Our strategy is to create high-quality content that engages and educates viewers while leveraging the unique capabilities of our experienced team and the innovative Angel Studios model.

Our creative team will work closely with the authors, adapting the Black Autumn book series into a compelling TV series, ensuring that the essence of the story remains true to the source material. Key activities will include scriptwriting, storyboarding, casting, location scouting, and assembling the production crew. Production: We will engage in efficient and cost-effective production, working with our experienced team and leveraging the latest technology and techniques to create a visually stunning and engaging series. We will establish partnerships with various brands to integrate unique product experiences within the story, creating an additional revenue stream for the show and its investors. Post-production: Our skilled post-production team will focus on editing, visual effects, sound design, and music composition to deliver a polished and immersive final product. We will also engage in quality assurance and testing to ensure that the series meets the highest industry standards.

We will implement targeted marketing campaigns to create awareness and anticipation for the Homestead series. Our marketing strategy will involve social media promotion, influencer collaborations, and PR efforts to reach potential viewers and generate buzz. Distribution: Leveraging the innovative Angel Studios model, we will distribute the Homestead series on various digital platforms, maximizing reach and accessibility for viewers. We will explore potential partnerships with established streaming platforms and networks to further expand the series' reach and visibility. Monetization: We will employ a multi-channel revenue model, which includes advertising, brand partnerships, product integration, and merchandise sales, to maximize profitability for the show and its investors.

We will track key performance indicators (KPIs) such as viewer engagement, audience growth, and revenue generation to measure the success of the Homestead series and make data-driven decisions for future growth. Expansion: Based on the success of the initial seasons, we will explore opportunities for expanding the Homestead universe, including spin-offs, additional seasons, and other related content. Adaptation: As the market and viewer preferences evolve, we will remain agile and adaptive, refining our content and strategies to maintain relevance and appeal to our target audience.

Proposed Financing Methods and Timeline

The Company is seeking up to $5 million in this Offering. Following the offering, the Company anticipates that it will be able to raise, from other investors (the "**Reg D Offering**"), additional capital such that the total amount raised between this Offering and the Reg D Offering is approximately $10 million.

Based on the Company's current budget (subject to change in the Company's sole discretion), management believes that it will be able to complete production on Season one for the Homestead series. As needed, the Company will seek additional capital from investors or lenders, which may include financing for advertising and distribution upon completion of the initial season. Thereafter, if season one is a success, the Company may reinvest some or all of the proceeds into producing subsequent seasons. As of the date hereof, the Company has plans to produce three seasons. The Company's plans could change based on actual performance of the first season or the availability of needed financings.

Business Model

Our business model is centered around the production, distribution, and monetization of engaging content, with the Homestead series as our flagship product.

With a budget of approximately $10 million, we will focus on producing high-quality content for Homestead. This involves adapting the Black Autumn book series into a compelling TV series that stays true to its source material. Our team of experienced professionals will handle all aspects of production, from scriptwriting and casting to location scouting and assembling the production crew. We will also focus on post-production activities to deliver a polished, visually stunning, and immersive series.

We plan to leverage the innovative Angel Studios model to distribute our content. This model allows us to reach a broad audience by distributing the Homestead series on various digital platforms. We will also explore potential partnerships with established streaming platforms and networks to further expand our reach and visibility.

Our revenue model includes multiple channels. Unique product experiences integrated into the story will generate additional revenue for the show and its investors. Moreover, merchandise sales tied to the Homestead series will further boost profitability.

We may expand the Homestead universe based on the success of the initial seasons. This expansion could include spin-offs, additional seasons, and other related content. We will remain agile and adaptive to evolving market trends and viewer preferences. This adaptability will ensure that our content remains relevant and appealing to our target audience, ensuring the longevity and success of our series. The Company reserves the right to alter its strategy and business model in its sole discretion.

The Company's Products and/or Services

Homestead TV Series

Homestead is a post-apocalyptic family survival drama based on the best-selling book series, Black Autumn. The series follows troubled Green Beret Jeff Kirkham, who takes a job as head of security for wealthy doomsday prepper Jason Ross. As America unravels, families seek refuge in Ross' permaculture compound known as "The Homestead." Within its walls, the community faces internal divisions and external threats while navigating the challenges of survival in a new world. Combining elements of military thriller, high-intensity action, and redemptive character arcs, Homestead aims to showcase the goodness of humanity in a post-apocalyptic setting. The series is developed and produced by a team with extensive experience in the entertainment industry. The series is in pre-production.

The current market for post-apocalyptic and survival dramas has experienced consistent growth and popularity, with successful TV series like The Last of Us and The Walking Dead, demonstrating the genre's appeal. Homestead aims to differentiate itself from other similar content by emphasizing the positive aspects of humanity and focusing on themes of hope, unity, and redemption. The target audience for the Homestead series includes fans of the original Black Autumn book series, as well as viewers interested in post-apocalyptic, survival, and military-themed dramas. The series intends to reach this audience through various distribution channels, including streaming platforms and traditional television networks.

Competition

The entertainment industry is a competitive landscape with numerous companies and creators striving to capture the attention of viewers. In this section, we will outline the primary areas of competition for Black Autumn and the Homestead series. Existing Post-Apocalyptic Content: There is an abundance of post-apocalyptic movies and TV series available for viewers, including popular titles such as The Walking Dead, The Last of Us, and Mad Max: Fury Road. These well-established shows have built strong fan bases and could potentially draw viewers away from the Homestead series.

The proliferation of streaming platforms has led to an increase in high-quality TV series and movies across various genres. These offerings compete for viewers' time and attention, making it essential for Homestead to stand out among the vast selection of content.

Traditional media outlets, such as cable networks and film studios, continue to produce content that competes for viewership. While the shift towards streaming platforms has disrupted the traditional model, these established players still hold considerable influence and resources in the entertainment industry.

The rise of digital platforms and social media has provided independent creators and smaller production companies with the means to produce and distribute content directly to audiences. This increased accessibility has resulted in more competition within the entertainment industry, particularly in niche markets and genres.

Homestead distinguishes itself from other post-apocalyptic content by focusing on the human element, showcasing the good in humanity across various backgrounds and belief systems. This unique approach to the genre aims to resonate with viewers seeking a more uplifting and hopeful narrative.

By assembling an experienced and talented team, we will ensure that Homestead maintains a high production value, making it more appealing to viewers and helping it stand out among the competition.

Leveraging the Angel Studios model, we will employ targeted marketing campaigns and innovative distribution methods to maximize reach and engagement, capturing a larger share of the viewing audience.

By addressing these competitive factors and implementing the strategies outlined above, Black Autumn is confident in its ability to carve out a successful niche for the Homestead series in the entertainment industry.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Customer Base

Black Autumn's Homestead series aims to engage a diverse and broad customer base, targeting both the existing audience of the best-selling book series and new viewers interested in the post-apocalyptic and survival drama genre. The loyal readership of the Black Autumn book series provides a strong foundation for our customer base. These fans are already familiar with the story and characters, making them more likely to engage with the TV series adaptation.

We plan to create targeted marketing campaigns to inform the existing book fans about the upcoming Homestead series, leveraging social media, book forums, and other relevant channels to reach this audience. Additionally, we will work closely with the authors to ensure the TV series remains faithful to the source material, maintaining the essence of the story and retaining the interest of the existing fans.

We expect the Homestead series to appeal to viewers who enjoy post-apocalyptic stories and survival dramas, as it combines elements of high-intensity action, family dynamics, and the human struggle for survival. We will employ marketing and promotional tactics that highlight the unique aspects of the Homestead series, emphasizing its focus on the human element and hopefulness amid adversity. By showcasing the series' unique approach to the genre, we aim to capture the interest of post-apocalyptic and survival drama enthusiasts.

Given the story's military undertones and the involvement of a former Green Beret as the central character, Homestead may attract viewers who enjoy military-themed content. We expect to leverage the expertise of our team to ensure the authenticity of the military aspects of the story. We also plan to promote the series within military and veteran communities, using targeted marketing campaigns and partnerships with relevant organizations. With the increasing popularity of streaming platforms and the diverse selection of content available,

Intellectual Property

Black Autumn's intellectual property ("**IP**") is a key asset to our business. Our primary IP is the rights to the best-selling book series, Black Autumn, which provides the foundation for the Homestead series. We have agreements in place that we believe grant us the exclusive rights to adapt the Black Autumn book series for television and digital platforms. As of the time of this offering, we have not exercised our option on that IP. After the completion of a successful Regulation Crowdfunding offering, we will exercise our option on that IP.

Our intellectual property strategy includes the protection of our creative content, such as scripts, characters, and unique elements of the Homestead series, through copyright laws. We will also work to secure trademarks for our company name, logo, and any other distinctive brand elements associated with Black Autumn and the Homestead series. We believe that protecting our IP rights will enhance the value of our business and provide a competitive advantage in the market.

However, it's important to acknowledge that there are inherent risks associated with IP rights. While we believe that our agreements provide us with exclusive rights to the Black Autumn series, there is a risk that disputes could arise regarding the ownership or scope of these rights. Such disputes could result in significant legal expenses and could disrupt our ability to produce and distribute the Homestead series.

Additionally, while we will take all necessary steps to protect our IP, there is always a risk of unauthorized use or infringement of our rights. We may need to engage in litigation to enforce our rights, which could be costly and time-consuming.

Governmental/Regulatory Approval and Compliance

As a company producing and distributing entertainment content, Black Autumn is subject to various local, state, and federal regulations and guidelines that govern the entertainment industry. In this section, we outline the key aspects of governmental approval and compliance relevant to the Homestead series.

The Homestead series will be subject to content ratings and guidelines set forth by organizations such as the Motion Picture Association (MPA) and the Federal Communications Commission (FCC). These ratings and guidelines ensure that the content is appropriate for the intended audience and adheres to the established standards for violence, language, and other potentially sensitive material.

The production of the Homestead series will require securing filming permits and location approvals from relevant local and state authorities. Our production team will work closely with local and state agencies to secure the necessary permits and approvals for filming. We will abide by all regulations and guidelines related to filming locations, safety, and environmental impact to ensure a smooth and compliant production process.

The entertainment industry is subject to various labor laws and industry regulations, including those related to worker safety, wages, and working conditions. Black Autumn will ensure compliance with all relevant labor laws and industry regulations by maintaining a safe and fair working environment for our cast and crew.


RISK FACTORS


Investing in crowdfunding carries inherent risks. You should avoid investing any funds in this offering if you cannot afford to lose your entire investment.

As an investor, you are solely responsible for assessing the issuer and the offering terms, and determining the merits and risks involved before making any investment decisions. Please be aware that these securities have not been recommended or approved by any federal or state securities commission or regulatory authority, and that these authorities have not verified the accuracy or adequacy of this document.

It's worth noting that the U.S. Securities and Exchange Commission (SEC) does not evaluate the merits of any securities offered, nor do they assess the terms of the offering or the completeness of any offering documents or literature.

Although these securities are offered under an exemption from registration, the SEC has not independently verified that they are exempt from registration.

Risks Related to the Company's Business and Industry

Limited Operating History and Early-Stage Risks

The Company has a limited operating history, which makes it challenging to evaluate our performance and determine our potential for future success. As a new company, we are still in the early stages of implementing our business plan, and there is no guarantee that we will ever operate profitably. Investors must consider the risks that any early-stage company faces, including problems, expenses, difficulties, complications, and delays.

Global Crises and Geopolitical Events

Global crises and geopolitical events, such as the ongoing COVID-19 pandemic, can significantly impact our business operations and revenue projections. With intermittent shelter-in-place orders and non-essential business closures, our revenue has been, and may continue to be, adversely affected. We must prepare for the potential long-term impacts of this pandemic on our operations.

Insufficient Funds to Sustain Current Business Plan

While we are attempting to raise capital through this offering, the amount we are seeking may not be enough to sustain our current business plan. We may need to procure additional funds to achieve our near and long-term goals. If we are unable to raise sufficient capital in the future, our operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

Agreements with Service Providers may not Materialize

Currently, we have soft commitments in place with several service providers, including distributors and actors, but there is no guarantee that these will translate into firm service commitments. The process of securing solid agreements with distributors like Angel Studios, hiring actors, and contracting other service providers is often competitive and challenging. Any delays, cancellations, or changes in these commitments could disrupt our production timeline and potentially increase our costs.

The inability to secure firm commitments could also impact the quality and appeal of our series. For example, if we cannot secure the desired actors or other key service providers, we may need to compromise on our vision for the Homestead series. Similarly, if we cannot secure distribution commitments, our reach and visibility to potential viewers may be limited.

It's also possible that changes in the industry, such as shifts in distributor preferences, viewer trends, or competitive dynamics, could influence the willingness of these service providers to firm up their commitments. Any such changes could necessitate adjustments in our strategy and plans.

NO ACTOR, INCLUDING NEAL MCDONOUGH, INVOLVED IN ANY PROMOTION OF THE OFFERING HAS BEEN FORMALLY ENGAGED BY THE COMPANY AND INVESTORS SHOULD NOT MAKE AN INVESTMENT ON THE EXPECTATION THAT ANY ACTOR WILL PARTICIPATE IN THE COMPANY'S PRODUCTION OF HOMESTEAD IN ANY WAY. THE ABILITY OF THE COMPANY TO ATTRACT CERTAIN ACTORS MAY

Difficulty in Obtaining Capital

The Company may encounter difficulties in obtaining capital from external sources. Our lack of revenues from sales, combined with the inherent risks associated with our company and present and future market conditions, may make it challenging to raise the funds we need to execute our business strategy and conduct our operations. If we are unable to secure adequate funds, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts, which could materially harm our business, financial condition, and results of operations.

Competitive Landscape:

The entertainment industry is a constantly evolving and highly competitive space, with numerous established studios and production companies competing for viewership and market share. The emergence of streaming services and the increasing amount of original content being produced has only intensified this competition. As a new player in the industry, Homestead may face significant challenges in capturing the attention of viewers and differentiating itself from other content in the market. The company will need to implement a robust marketing strategy and consistently produce high-quality content to establish itself as a viable competitor in the entertainment landscape.

Changes in Consumer Preferences:

In today's fast-paced world, consumer preferences and viewing habits are constantly subject to change. This means that what may be popular and successful in the entertainment industry one day may not necessarily be so the next. There is a risk that the Homestead series may not resonate with audiences or fail to meet their expectations. This could potentially limit its success and profitability, as it may struggle to attract a loyal fan base. To mitigate this risk, Homestead may need to conduct market research to stay up-to-date on consumer trends and preferences, and adapt its content accordingly.

Production Delays and Cost Overruns:

The process of producing a TV series involves multiple stages and a wide range of resources, making it inherently susceptible to delays and cost overruns. Unforeseen events such as natural disasters, equipment failures, or personnel issues, can all lead to delays in production or increased costs. For a new production company like Homestead, these setbacks can be particularly challenging as it may not have the financial resources or experience to handle them. Furthermore, such delays can impact the quality of the final product and potentially lead to a loss of viewership. To mitigate this risk, Homestead may need to implement contingency plans, conduct risk assessments, and work with experienced professionals to ensure that it is well-equipped to handle any unforeseen events that may arise during production.

Dependence on Key Personnel

The success of the Homestead series is heavily reliant on the talents and expertise of key personnel, such as the showrunners, producers, writers, and cast members. Any unforeseen departure or unavailability of any of these key personnel may have a detrimental effect on the quality of the series, leading to production delays or increased costs. It may also impact the performance of the series, leading to lower audience ratings, reduced revenue, or even the eventual cancellation of the series. As such, the Company must ensure it has a backup plan in place to handle any unforeseen personnel issues.

Many Common Stock issuances to founders who are key personnel are subject to vesting via a repurchase right held by the Company. Vesting for each is based on the attainment of various milestones. If the requirements for vesting are not met or unlikely to be met, the key person may be less motivated to continue providing high quality services to the Company.

Intellectual Property Disputes

The Company has secured the necessary licenses and permissions for adapting the Black Autumn book series; however, there is still a risk of intellectual property disputes or infringement claims arising from the use of copyrighted material, trademarks, or other protected content. These disputes can be expensive and time-consuming, leading to delays in production, increased legal costs, or even the need to halt production altogether. Additionally, if the Company is found to be in violation of any intellectual property laws, it may result in fines, penalties, or other legal action that could damage its reputation and bottom line.

Regulatory Compliance

The entertainment industry is subject to various local, state, and federal regulations and guidelines that must be adhered to by all production companies. Changes in regulations or failure to comply with existing laws may lead to fines, penalties, or restrictions on the production and distribution of the Homestead series. The Company must ensure it is up-to-date with all regulations and guidelines to avoid any regulatory issues that may negatively affect the series' success. Failure to comply with these regulations may result in negative publicity, reduced revenue, or legal action, all of which could harm the Company's bottom line.

Technological Advancements and Distribution Channels

The rapid evolution of technology and the emergence of new distribution channels pose a challenge to the traditional business models of the entertainment industry. Homestead may need to adapt to new platforms and technologies to maintain its relevance and reach its target audience. Failure to adapt could result in reduced audience ratings, lower revenue, or even the eventual cancellation of the series. Additionally, the Company must ensure it can keep up with the technological advancements, which may require significant investments in technology and infrastructure.

Economic Factors

Macroeconomic factors, such as economic downturns or fluctuations in currency exchange rates, may impact the entertainment industry and affect the production budget, distribution costs, or potential profitability of the Homestead series. The Company must be prepared to adjust to these economic factors to ensure the series' success. Failure to do so may result in production delays, increased costs, or a lower return on investment.

Market Saturation

The post-apocalyptic and survival drama genre has seen a surge in popularity in recent years, leading to an influx of similar content. Market saturation may result in reduced interest in the Homestead series or make it difficult for the show to stand out among its competitors. As such, the Company must develop a unique and compelling storyline that differentiates it from other shows in the same genre to attract and retain viewers.

Content Ratings and Censorship

The Homestead series may face challenges in obtaining the desired content ratings or may be subject to censorship in certain regions or countries. This could limit the potential audience for the series or require alterations to the content, which may impact its creative integrity or appeal. The Company must work closely with relevant regulatory bodies to ensure that the series meets all content regulations while still maintaining its unique vision and storyline.

Sponsorship and Advertising

The success of the series may be reliant on sponsorships, advertising, and product integrations. Changes in advertising trends, sponsor preferences, or a lack of interest from potential partners could impact the revenue generated by the series.

Piracy and Unauthorized Distribution

The entertainment industry is vulnerable to piracy and unauthorized distribution of content. This could result in a loss of revenue and undermine the potential success of the Homestead series.

Negative Publicity

Public opinion can have a significant impact on the success of a TV series. Negative publicity, whether related to the content, the production process, or the actions of cast or crew members, may harm the reputation of the Homestead series and adversely affect its potential for success.

Global Events and Political Climate

Unforeseen global events or changes in the political climate may impact the entertainment industry and affect the production, distribution, or reception of the Homestead series. For example, geopolitical tensions or trade restrictions may limit access to certain markets or disrupt the supply chain for necessary resources.

Environmental and Sustainability Concerns

The production process of a TV series can generate environmental concerns, such as resource consumption, waste production, or impact on local ecosystems. Increased awareness of these issues may lead to increased scrutiny and regulation, which could affect the production process and associated costs.

Pre-Production and Pre-Revenue Status

As the Company is currently in the pre-production phase and has not yet generated revenue, it may face additional risks and uncertainties. These could include difficulties in securing funding, obtaining necessary permits or licenses, assembling the production team, or establishing distribution channels. The lack of an established track record and revenue stream may also make it more challenging to attract investors, partners, or key personnel. This early stage of development may increase the likelihood of delays, cost overruns, or other obstacles that could impact the ultimate success of the Homestead series.

Talent Departure or Disputes

The success of a TV series is largely dependent on the talent involved in its production, including writers, producers, directors, and actors. The loss of any key talent or the occurrence of disputes among the talent could have a significant impact on the quality of the series and its potential for success.

The Company may face challenges in securing the necessary talent to develop and produce the Homestead series, especially given the highly competitive nature of the entertainment industry. In addition, the Company may need to negotiate contracts with talent that are favorable to the Company's interests, which could be difficult or costly.

Furthermore, disputes among the talent involved in the production of the Homestead series could lead to delays, increased costs, or legal action. The Company may be required to pay damages or other compensation to resolve disputes or to secure the services of replacement talent. These risks could impact the Company's financial performance and its ability to complete and distribute the series.

Distribution Challenges

The success of the Homestead series is heavily dependent on its ability to reach its target audience through various distribution channels. The Company may face challenges in securing distribution deals with major networks, streaming platforms, or other distribution outlets.

In addition, changes in the media landscape or the emergence of new technologies and distribution channels could impact the Company's ability to effectively distribute the series. The Company may need to invest in additional marketing or advertising to promote the series or secure alternative distribution methods.

Furthermore, the Company may face regulatory or legal challenges related to distribution, such as restrictions on content or licensing requirements. These risks could impact the Company's ability to generate revenue from the series and limit its potential for success.

Production Quality Issues

The production of a TV series involves numerous stages and requires coordination among various departments, including writing, directing, production design, and post-production. Any breakdown in communication or quality control could impact the overall quality of the series and its potential for success.

The Company may face challenges in managing the production process and ensuring that the final product meets the expectations of its target audience. Unforeseen events, such as equipment failures, natural disasters, or personnel issues, may lead to delays, increased costs, or quality issues.

In addition, the Company may need to compete with other series for resources, such as experienced crew members, equipment, or locations. Failure to secure these resources or to effectively manage the production process could impact the quality of the series and its potential for success.

Legal and Regulatory Compliance

The production and distribution of a TV series are subject to various local, state, and federal regulations and guidelines. Non-compliance with applicable laws and regulations could lead to fines, penalties, or restrictions on the production and distribution of the Homestead series. The Company must comply with various laws and regulations, including but not limited to, those relating to labor and employment, health and safety, intellectual property, privacy, and environmental protection. The Company may also be subject to legal disputes, including lawsuits, arbitration, or regulatory investigations, which could result in significant legal expenses and adverse outcomes.

Cybersecurity Risks

The entertainment industry is increasingly reliant on technology and digital platforms for production, distribution, and marketing. As such, the Company faces the risk of cybersecurity breaches or cyber-attacks that could compromise sensitive data or disrupt operations. Cybersecurity incidents could result in the theft or loss of intellectual property, confidential information, or financial assets, as well as reputational harm or legal liability. The Company must maintain robust cybersecurity measures, such as firewalls, encryption, and employee training, to mitigate the risk of cyber threats.

Force Majeure Events

The Homestead series production and distribution could be impacted by unforeseen events beyond the Company's control, such as natural disasters, pandemics, terrorist attacks, or political instability. These events could lead to delays, increased costs, or disruptions to the production process or distribution channels. Force majeure events could also impact the availability of key personnel or resources necessary for the success of the Homestead series. The Company must plan for contingencies and develop risk management strategies to minimize the impact of force majeure events on the Homestead series.

Suppliers and Contractors

Our Company relies on suppliers and contractors to meet our contractual obligations to our customers and to conduct our operations. If suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner, our ability to meet our obligations to our customers may be adversely affected. The quality of our products may also be adversely impacted if companies that manufacture major components or subsystems for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Furthermore, if suppliers are unable to quickly recover from natural disasters and other events beyond their control, they may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Key Personnel

Our Company is dependent on certain key personnel to conduct our operations and execute our business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Regulation of Individual Data

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Sarbanes-Oxley Regulations

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. However, this lack of regulatory oversight and financial controls could pose a significant risk to the Company's operations.

The absence of Sarbanes-Oxley regulations may expose the Company to potential fraud or financial mismanagement, which could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's financial statements may not be audited by an independent accounting firm, and there may be limited public information available regarding the Company's financial condition and performance.

In addition, the absence of regulatory requirements and financial controls could make it more difficult for the Company to attract investment and funding from investors, lenders, and other financial institutions. Potential investors may be hesitant to invest in the Company due to the lack of financial transparency and regulatory oversight, which could limit the Company's ability to raise capital and execute its business plan.

Furthermore, as the Company grows and potentially becomes a public company, it will be subject to Sarbanes-Oxley regulations and other securities laws and regulations. The Company may incur significant costs and expenses to comply with these regulations, which could impact its financial performance and profitability.

Inadequate Insurance Coverage

The Company may be exposed to significant risks and liabilities that are not fully covered by insurance. The Company plans to obtain insurance coverage for general liability, property damage, and workers' compensation, among other types of insurance. However, the coverage limits and terms of the insurance policies may not fully protect the Company from potential risks and liabilities.

In addition, there may be certain types of risks and liabilities that are not insurable or that are prohibitively expensive to insure. For example, the Company may be exposed to claims related to the content of the Homestead series, such as copyright infringement, defamation, or invasion of privacy. The Company may also be exposed to claims related to the use of hazardous materials or equipment during the production process, or claims related to injuries or damages suffered by third parties while on the Company's premises.

If the Company is found to be liable for any such claims, the costs of defense and settlement or damages could be substantial and could exceed the limits of the Company's insurance coverage. As a result, the Company may be required to pay significant amounts out of pocket, which could have a material adverse effect on its financial condition and results of operations.

Lack of Diversification

The Company's operations are currently focused on the development and production of the Homestead series, and as such, the Company's success is highly dependent on the success of the series. The lack of diversification in the Company's operations and revenue streams could pose a significant risk to its business.

If the Homestead series fails to achieve commercial success or is not well received by audiences, the Company's financial performance and profitability may be significantly impacted. In addition, the Company may face challenges in securing financing and attracting investors if it is overly reliant on the success of one product or service.

To mitigate this risk, the Company may need to explore new business opportunities and revenue streams beyond the Homestead series. However, there can be no guarantee that the Company will be successful in diversifying its operations or generating additional revenue streams.

Litigation and Regulatory Proceedings

The Company may be subject to litigation, regulatory proceedings, or other legal disputes that could have a material adverse effect on its business, financial condition, and results of operations. Legal disputes may arise from a variety of sources, including intellectual property disputes, breach of contract claims, employment disputes, and regulatory investigations.

Litigation and regulatory proceedings can be costly, time-consuming, and disruptive to the Company's operations. The outcome of any legal dispute or regulatory proceeding is uncertain, and there can be no guarantee that the Company will be successful in defending itself or resolving the dispute.

Risks Related to the Offering

Potential Violation of Securities Laws

The Company has previously conducted offerings of securities, and there is a risk that the Company may not have complied with all relevant state and federal securities laws. The complex nature of state and federal securities laws means that it is possible that the Company may have violated these laws in previous offerings, which could result in the Company being required to offer rescission rights to investors in such offerings. If investors exercise their rescission rights, the Company would be obligated to pay the investors an amount equal to the purchase price plus interest. The Company may not have sufficient funds to pay the prior investors the amounts required, and there is a risk that proceeds from this Offering may be used to pay such amounts. Furthermore, if the Company violated federal or state securities laws in connection with a prior offering and sale of its securities, it could face regulatory and legal actions, which could include substantial fines and even prohibition from selling securities in the future.

Before filing this Form C, the Company conducted a Reservation Campaign, also known as "testing the waters," which is allowed under Regulation Crowdfunding. This campaign permitted issuers to communicate with potential investors to determine whether there is interest in the offering. Any communication sent during this campaign is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. There is a risk that some of the communications sent during the Reservation Campaign may not have included proper disclaimers required for such a campaign. Therefore, any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached as Exhibit A.

SEC Disclaimer

SEC Does Not Pass Upon the Merits of the Securities or Offering Terms
The U.S. Securities and Exchange Commission plays a vital role in regulating and overseeing the securities industry. However, it is important to note that the SEC does not pass upon the merits of the securities being offered or the terms of the offering. In other words, just because the Form C is accessible through the SEC's EDGAR filing system does not mean that the SEC approves, endorses, or guarantees compliance with the offering. Investors should not solely rely on the accessibility of the Form C through the SEC's website as a form of approval or endorsement.

Lack of Registration

The Offering and the Securities have not been registered under federal or state securities laws. This means that no governmental agency has reviewed or passed upon the Offering or the Securities. As a result, investors will not have access to the benefits available in registered offerings, such as audited quarterly and annual financial statements. Instead, investors must rely on the information provided in the Form C and accompanying exhibits to assess the adequacy of disclosure and fairness of the terms of the Offering.

Discretionary Use of Proceeds

Investing in a company through an Offering can be a great opportunity to help grow the business while also potentially earning a return on investment. However, it is important to consider that the Company's management has broad discretion in how it uses the net proceeds of the Offering. The Company has considerable discretion over how to allocate the funds. This means that investors may not have the opportunity to assess whether the proceeds are being used appropriately, making it important to carefully review the Form C and accompanying exhibits to understand how the Company plans to use the funds.

Investor Limits Determined by Company

The Company has the authority to restrict individual Investor commitment amounts based on its assessment of an Investor's sophistication and ability to assume the risk of the investment. As a result, your desired investment amount may be limited or reduced based solely on the Company's determination, and not in line with relevant investment limits set forth by Regulation CF rules. In addition, other Investors may receive larger allocations of the Offering based solely on the Company's decision.

Offering Deadline Extension

The Company has the right to extend the Offering Deadline beyond the date stated in this Form C. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. Although you have the option to cancel your investment if the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not earn interest during this time and will simply be held until the new Offering Deadline is reached without the Company receiving the Target Offering Amount. If the Target Offering Amount is not achieved, your investment will be returned to you without interest or deduction. If the Target Offering Amount is achieved, the Company will receive the funds and issue the Securities to you.

Early Closing and Investment Timing

The Company has the right to end the Offering early if the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline. This means that your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering, and the Company may also limit the amount of capital it can raise during the Offering by ending the Offering early.

Multiple Closings

The Company can conduct multiple closings during the Offering if it meets certain terms and conditions. This allows the Company to draw down on a portion of Investor proceeds committed and captured in the Offering during the relevant period, subject to the terms of the Offering. Investors should note that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. Additionally, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Lack of Voting Rights

Investors in this Offering will not have any voting rights, except as is mandatory under Delaware law. This means that Investors will not be able to vote on matters such as the election of the Board of Directors, amendments to the Company's organizational documents, or other matters that may be submitted to a vote of the Company's stockholders. Investors will be largely powerless to influence decisions made by the Company's management or to voice their opinion on key issues. Additionally, in the event of a corporate action such as a merger, acquisition or sale of substantially all assets, Investors will have little or no say in the outcome, which could result in a decision with which they disagree. This lack of voting rights could result in a lower level of investor engagement and satisfaction with the Company's operations, which could in turn harm the Company's reputation and future ability to raise capital. Investors should consider this lack of voting rights when making their investment decision.

Restrictions on the Transferability of Securities

The Securities being offered in this Offering will not be freely tradable under the Securities Act until one year from the initial purchase date. This means that the Securities may be subject to transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Additionally, state securities regulations may also apply, so each Investor should consult with their attorney to understand the implications of transferring the Securities.

Furthermore, Investors should be aware of the long-term nature of their investment in the Company. There is not and likely will not ever be a public market for the Securities, and they have not been registered under the Securities Act or any state or foreign securities laws. This may limit the transferability of the Securities and adversely affect the price that Investors may be able to obtain for them in a private sale.

Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account and not with a view to resale or distribution.

Inspection Rights

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Production Plans and Capital Reinvestment Risks

The Company plans to produce multiple seasons of Homestead, and it expects that it will be necessary to reinvest much, if not all, of the profits into the production and marketing of subsequent seasons. These further subject the Company's capital to market risk, and there is no guarantee that the Company will be able to generate sufficient revenues or become profitable.

Investors should be aware that the Company's production plans for Homestead may require significant capital expenditures, which may reduce the Company's cash position and limit its ability to pay dividends or make distributions to investors. The Company's continued investment in the production of Homestead may be necessary to maintain and grow its audience, to remain competitive with other content producers, and to sustain the Company's long-term growth prospects.

The Company's success will depend on a variety of factors, including the acceptance and popularity of Homestead among viewers, the effectiveness of the Company's marketing and promotional efforts, and the Company's ability to produce subsequent seasons of Homestead on time and within budget. The production and distribution of Homestead may also be subject to various risks, including unforeseen delays, cost overruns, and the availability of distribution channels.

As a result, there can be no assurance that the Company will be able to achieve profitability or generate positive cash flow from its operations. Additionally, there is no guarantee that the Company will pay any dividends or make any distributions to its investors in the future. Investors should carefully consider these risks before making an investment in the Company.

Need for Additional Capital

The Company's equity securities will be subject to dilution. The Company may be required to issue additional equity others in amounts that are uncertain at this time, and as a consequence holders of equity will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. While such issues are expected to need the consent of certain holders of Preferred Stock, holders of the Securities will not participate in any such vote.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Reg D Offering Risks

Our plans include a subsequent capital raise through a separate Reg D Offering. However, there are significant risks associated with this strategy. The Reg D Offering may not materialize, which could limit our ability to raise the necessary capital to execute our business plan and grow the Company, which could ultimately require that the Company liquidate at a loss to investors. Even if the Reg D Offering does occur, there's no guarantee that the terms will be favorable to the Company or our current investors. Unfavorable terms could dilute the value of the shares held by our current investors and might also impose additional constraints on our operations.

Changes in Series A-CF Preferred Stock Terms

The terms, rights, and preferences of the Series A-CF Preferred Stock being offered in this round may change in the Reg D Offering. The Series A-CF Preferred Stockholders will not participate in any vote to approve of such changes. This means that if we do proceed with the Reg D Offering, the rights and preferences of the Series A-CF Preferred Stockholders may be altered without their consent, which could affect the value and potential return on their investment.

Limited Inspection Rights and Information Disparity

Investors in this offering will not have the right to inspect the company's books and records or receive financial or other information beyond what is required by law. This lack of information could put investors at a disadvantage compared to other security holders who have more extensive rights to information. The company can also terminate its obligation to provide an annual report, which would further limit investors' access to information.

Dissolution or Bankruptcy

Investors should be aware that in the event of the dissolution or bankruptcy of the Company, they are not considered debt holders and therefore are unlikely to recover any proceeds. Instead, the holders of the Securities will be entitled to certain distributions consistent with the Company's Certificate of Incorporation, as may be amended from time to time. However, such distributions will only occur once all creditors and more senior security holders have been paid in full. This means that there is a risk that holders of the Securities may not receive any distributions, or may receive only a fraction of the amount they invested, in the event of the Company's dissolution or bankruptcy. Therefore, investors should carefully consider the risks associated with investing in the Securities and the possibility of losing some or all of their investment.

Issuance of Senior Securities

The Company may choose to issue other classes of securities, including preferred stock or debt securities, in the future, which may have a senior status to the Securities offered in this Offering. This means that the holders of such securities will have a higher priority of claims on the Company's assets and earnings compared to the holders of the Securities. The issuance of such senior securities could significantly reduce the value of the Securities and/or substantially impair the Company's ability to meet its obligations to holders of the Securities. The Company is not required to obtain the approval of the holders of the Securities before issuing additional securities, which may further dilute the ownership interest of the holders of the Securities.

No Guarantee of Return

Investing in the Company involves a high degree of risk and there is no guarantee that any Investor will realize a return on their investment or that they will not lose their entire investment. The Company is still in the early stages of development and has a limited operating history. Therefore, the likelihood of success must be considered in light of the risks, expenses, delays, and problems encountered in connection with the development of a new business in a rapidly evolving market. Investors should carefully review all information provided in this Form C and its exhibits and consult with their attorney and business advisor before making any investment decision. Additionally, each Investor should be prepared to bear the economic risk of their investment in the Company for an indefinite period of time and should not plan to resell their Securities for the foreseeable future. The Company cannot guarantee that Investors will be able to sell their Securities when desired or that there will be any market for the Securities in the future. It is important that Investors understand that they may lose their entire investment and that they should only invest an amount of money that they can afford to lose without changing their lifestyle.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Tax Risks

C Corporations Generally

As a C corporation, the Company's tax structure has both advantages and disadvantages for investors. On the one hand, the C corporation status provides liability protection to shareholders, who are generally not personally liable for the debts and obligations of the Company. On the other hand, the C corporation status entails certain tax risks and implications that investors should be aware of before making an investment decision.

Double Taxation

Because of the Company's status as a C corporation, returns may be subject to double taxation. This means that the Company is subject to federal and state income tax on its profits, and then the shareholders are also subject to income tax on any distributions or dividends they receive from the Company. This can result in an overall tax liability that may be higher than other tax structures, such as pass-through entities like partnerships or S corporations.

Distributions & Dividends

Generally, upon payment of cash or property by a corporation to its shareholders, such payment is (subject to various nuances and rules) treated as follows: (a) to the extent such payment is a result of the Company's current and previous earnings and profits, a dividend; (b) then, to the extent the shareholder has a positive adjusted basis in the stock held, as a return of capital; and (c) thereafter, as a capital gain. Investors are required to maintain their individual bases in any stock of the Company held by them. There are additional limitations on the ability of a Company to declare a dividend as provided in the Delaware General Corporate Law and the Certificate of Incorporation of the Company (as may be amended). There is no guarantee that any amounts will be paid as a dividend or otherwise distributed to Investors, even if the Company is able to generate a profit. Accordingly, it is possible that Investors may only obtain a return on their investment by selling Securities held or upon a merger, acquisition, consolidation, dissolution or similar event regarding the Company.

Maintaining Basis and Capital Gains

Investors should also be mindful of the importance of maintaining their individual bases in any stock of the Company held by them. This is relevant because, upon payment of cash or property by the Company to shareholders, such payments are treated as a return of capital to the extent the shareholder has a positive adjusted basis in the stock held. Any remaining amount may be treated as a capital gain, subject to specific rules and limitations.

Qualified Small Business Stock

The Securities offered in this Offering may potentially qualify as "qualified small business stock" ("**QSBS**") under Section 1202 of the Internal Revenue Code of 1986, as amended (the "**Code**"). QSBS is eligible for favorable tax treatment, including a potential exclusion of up to 100% of the gain realized upon the sale or exchange of such QSBS. However, in order to qualify for this favorable tax treatment, the stock must be held for a minimum of five years, among other requirements.

The Company is not making any representation that the Securities will qualify as QSBS. Whether the Securities will in fact qualify as QSBS will depend on a number of factors, including whether the Company meets the requirements for being a "qualified small business" under Section 1202 of the Code, and whether the Investors hold the Securities for the required holding period. Investors are advised to consult with their own tax advisors regarding the potential application of Section 1202 of the Code to their investment in the Securities. Any loss of QSBS status could have adverse tax consequences for Investors.

THE FOREGOING TAX RISKS ARE INTENDED TO BE A BRIEF SUMMARY ONLY AND DO NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE SECURITIES. EACH INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL, AND FOREIGN TAX LAWS, AS WELL AS POSSIBLE CHANGES IN TAX LAWS THAT COULD AFFECT THE INVESTMENT. THE COMPANY MAKES NO REPRESENTATION REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES OR ANY PARTICULAR TAX TREATMENT THAT MAY BE AVAILABLE TO INVESTORS, INCLUDING THE AVAILABILITY OF ANY TAX BENEFITS ASSOCIATED WITH AN INVESTMENT IN QUALIFIED SMALL BUSINESS STOCK.


The Offering


The purpose of the Offering is to raise, collectively with the Reg D Offering, approximately $10 million, to complete the production of the first season of Homestead.

Use of Proceeds

The Company reserves the right to alter the use of proceeds described below in its sole discretion. As of the date of the Offering, the Company expects to use proceeds from the offering as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Use of Proceeds	**Amount**	**Amount**
Intermediary Fee	$60,000.00	$300,000.00
Administrative, Accounting, Legal and Back Office	$200,000.00	$1,000,000.00
Marketing and Advertising	$300,000.00	$1,500,000.00
Series Production	$440,000.00	$3,450,000.00
Total	**$1,000,000.00**	**$5,000,000.00**

Assuming the Company is able to raise an aggregate of $10 million between this Offering and the Reg D Offering, the Company expects to use proceeds as follows:

	If $10M Sold in this Offering and Reg D Offering
Use of Proceeds	**Amount**
Intermediary Fee	$300,000.00
Administrative, Accounting, Legal and Back Office	$1,000,000.00
Marketing and Advertising	$1,500,000.00
Series Production	$7,200,000.00
Total	**$10,000,000.00**

Below is a brief summary of the expected use of proceeds for each category listed above.

Intermediary Fee

The portal will receive 6% of the proceeds raised in this Offering. It will not be entitled to any proceeds related to the Reg D Offering.

Administrative, Accounting, Legal and Back Office

The Company will be required to pay for operating costs related to legal, administration, human resources, legal and other services, which may be paid for by hiring staff internally or outsourcing such services to third party providers or contractors.

Marketing and Advertising

The Company will pay for advertising costs associated with the Offering and with respect to advertising the Homestead project.

Series Production

The majority of the proceeds will be used for the production of the Homestead project, which will include, among other things, hiring a cast and crew.

The use of proceeds in this Regulation Crowdfunding offering includes additional description on what the funds raised will allow us to do as follows:

At $2,000,000 raised, we will be able to fund episode 2;
At $3,000,000 raised, we will be able to fund episode 3;
At $4,000,000 raised, we will be able to fund episode 4.

Testing the Waters

Pursuant to Rule 241 of Regulation Crowdfunding, the Company made use of written communication and scripts for testing the waters. Such documentation is attached hereto as <u>Exhibit A</u>.

How to make an Investment

Information about our products, services, and business plan can be found on the company's profile page on the Intermediary's website at https://invest.angel.com/homestead (the "**Deal Page**"). Prospective investors can use the Deal Page to ask questions to the company, view updates to this Form C, and access general announcements. It is recommended that you visit the Deal Page when considering making an investment commitment. Updates on the status of this Offering will also be available on the Deal Page.

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. Investors may access their investments in their applicable VAS Portal, LLC user account.

Material Changes

In case of any material change related to the Offering before the current Offering Deadline, the company will notify investors and request reconfirmation from those who have already committed. Investors who do not reconfirm their commitment within five (5) business days after being notified of a material change will have their commitment canceled and funds returned without interest or deductions.

How to Cancel an Investment Commitment

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned. You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

Terms of the Offering

The company is conducting an offering with a minimum goal of $1,000,000 (the "**Target Offering Amount**") and a maximum goal of $5,000,000 (the "**Maximum Offering Amount**") for the sale of Series A-CF Preferred Stock (the "**Securities**") as outlined in this Form C and Offering Statement (the "**Offering**"). The minimum individual subscription amount is $46.00 at a price per share of $2.30. The company has the right to modify the minimum individual investment amount at its discretion. In particular, the Company may choose to participate in one of the Intermediary's special investment programs, offering alternative minimum and maximum individual subscription amounts for investors in those programs without prior notice. To successfully complete this Offering, the company must raise an amount equal to or greater than the Target Offering Amount by the deadline of the offering, which is June 9, 2023 (the "**Offering Deadline**"). If the company does not receive sufficient investment commitments that are fully paid and meet all other requirements of this Offering by the Offering Deadline, no Securities will be sold, all investment commitments will be canceled, and all committed funds will be returned.

General Economic Terms

The Securities entitle the holder to receive a 1.2x dividend and liquidation preference, together with other holders of Series A-1 Preferred Stock (collectively, the "**Series A Preferred Stock**"). This means that dividends will be paid first to the holders of Series A-CF Preferred Stock and Series A-1 Preferred Stock (as a class) until they have received an amount equal to their respective Original Issue Price (as defined in the Restated Charter attached as <u>Exhibit B</u>. Additionally, holders of Series A Preferred Stock will have a liquidation preference over holders of Common Stock and Series Seed Preferred Stock, which will entitle them to receive 1.2x their respective Original Issue Price per share before payments will be made to junior shareholders, less amounts paid out pursuant to their dividend preference. It should be noted that it is expected that additional shares will be sold in the Reg D Offering, which may be senior to the or on par with the Series A Preferred Stock.

By way of illustration, if an Investor acquired 100 shares at $2.30 per share, the Original Issue Price per share would initially be set at $2.30 per share. The Investor would be entitled to receive 1.2 times its Original Issue Price based on all dividends paid and proceeds paid in a deemed liquidation event (as defined in the Restated Charter). The Investor would be entitled to receive $276.00 ($2.30 x 100 shares x 1.2) before any dividends or liquidation proceeds were paid to holders of Series Seed Preferred Stock or Common Stock. Thereafter, the Investor would be paid dividends or liquidation proceeds on a pro rata basis with other holders of Common Stock and Preferred Stock, on an as converted basis.

Voting

Holders of the Securities will NOT be entitled to vote on any matter.

How may the Securities be Modified?

Holders of the Securities may be modified as described above. Additionally, the holders of Preferred Stock (excluding the Securities) will vote together with holders of Common Stock. Accordingly, the other shareholders will have broad authority to modify the terms of the Securities. Additionally, it is anticipated that that Company will raise additional capital via the Reg D Offering which will include negotiation with such investors for terms that may be less favorable to the holders of Securities than provided herein.

Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Company's Securities

The following is a summary of the Company's capitalization structure as of the date of the Offering:

Class and Series of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
Common Stock	10,171,429	6,950,000	Yes – One vote per share	No Material Other Rights
Preferred Stock (All designated as Series Seed Preferred Stock)	2,171,429	2,171,429	Yes – One vote per share	1x Liquidation & Dividend Preference over Common Stock
SAFEs	See Below	See Below	See Below	See Below
Unallocated Option Pool (Common Stock)	1,050,000	0	Holders of Common Stock will have one vote per share of Common Stock	No Material Other Rights

The Company has sold securities via post-money Simple Agreements for Future Equity with a 15% discount and a $19,550,000 valuation cap with a total face value of $365,000 (the "**SAFEs**"). The SAFEs are expected to convert upon the closing of this Offering. The Company expects the SAFEs to convert to 193,511 shares of Series A-1 Preferred Stock (which will be entitled to a vote) (although a final accounting will be done at the closing).

The Company has not yet formally adopted an Employee Stock Plan but the Board has set aside 1,050,000 shares of Common Stock for issuance under an Employee Stock Plan and directed the Company to adopt such a plan.

How may the rights of the Securities be materially limited, diluted or qualified by the rights of any other class or securities identified above?

The SAFEs will convert to Preferred Stock, which will dilute the percentage interest of a holder of the Securities.

What are the differences between the Securities being offered and those listed above?

The Securities do not entitle any holder to a vote. The holders of the SAFEs will convert on substantially the same terms as holders of the Securities except that they are expected to have a vote. The Securities have a 1.2x liquidation and dividend preference over the holders of Series Seed Preferred Stock and Common Stock. It should be noted that the Company expects to issue securities in the Reg D Offering that may be senior to the Securities.

Additionally, many of the shares of Common Stock are subject to vesting, which give the Company a repurchase right if the shares to not fully vest.

How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The existing shareholders may vote to alter the general terms of the shareholders generally without the consent of the holders of the Securities.

How are the Securities being valued?

The Securities are priced at $2.30 per share based on a pre-money valuation of the Company of $23,394,287. The Company has determined the price based on sales of the SAFEs and initial discussions with potential Reg D Offering investors (however, no firm commitments have been made). Investors are encouraged to thoroughly evaluate the Company and this Form C and Offering Statement to determine for themselves whether the valuation is appropriate for a Company at this stage.

Risks of purchasers of Securities being minority shareholders

Purchasers of Securities will not be entitled to a vote. The reasoning for this is to allow the Company to operate efficiently, without obtaining consent from a large number of investors. However, this means that Investors will be subject to the decisions of the other shareholders. While the Company believes that certain preferences granted to other holders of Preferred Stock and the limitations of Company action without their consent will generally assist in providing protection for the holders of Series A-CF Preferred Stock, several holders of Preferred Stock also hold Common Stock and their interests may not alight with holders of Series A-CF Preferred Stock.

Risks associated with the following corporation actions:

Additional Issuance of Securities

The Restated Certificate requires that the holders of Preferred Stock consent to the issuance of any shares of stock that is senior to or on par with existing Preferred Stock. However, holders of Series A-CF Preferred Stock will not be entitled to participate in any such vote and will be subject to decisions by the other holders of Preferred Stock.

Issuer Repurchase

The Restated Certificate requires that the holders of Preferred Stock consent to the repurchase of any shares of Preferred Stock. However, holders of Series A-CF Preferred Stock will not be entitled to participate in any such vote and will be subject to decisions by the other holders of Preferred Stock.

Sale of the Company

The Company may not sell, liquidate, dissolve or wind-up the business without the consent of a majority of the holders of Voting Preferred Stock.

Transactions with Related Parties

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its interest holders or its note holders (if any, with respect to the note holders). By acquiring the Securities, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Material Debt of the Company

Angel Studios Loan

The Company has a $1,000,000 line of credit from Angel Studios, Inc. for purposes of purchasing ads for this Offering. The Company may drawdown from the $1,000,000 amount until the conclusion of the Offering or approximately six months after the date this Form C was filed (the "**AS Loan Maturity Date**").

Subject to the ability of the parties to agree otherwise with respect to any drawdown on the loan, the entire amount will be due and payable on the AS Loan Maturity Date. If all amounts are paid by the due date, the Company will not pay interest on the loan.

Nots on Accounts Payable

The line items for Accounts payable and Accrued liabilities on the balance sheet of the attached financial statements included (1) reimbursable expenses paid on behalf of the Company, (2) a short term loan, and (3) pre-payments for Series Seed Preferred Stock. The (1) reimbursable expenses have been repaid. The (2) short term loan has been repaid and is no longer outstanding. The (3) Series Seed Preferred Stock has been issued and the amount is no longer treated as a liability on the Company's balance sheet.

Previous Offerings of Securities

During the previous three years, the Company has sold the following securities:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$69.50	6,950,000	Working Capital	May 10, 2023	Section 4(a)(2)
Preferred Stock (Series Seed)	$380,000	2,171,429	Working Capital	May 10, 2023	Section 4(a)(2)
SAFEs	$365,000	3 SAFEs	Working Capital	May 8, 2023	Section 4(a)(2)

Was or is the issuer or any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to each of the foregoing.

FINANCIAL CONDITION OF THE COMPANY

The Company was formed on March 1, 2023 and does not have an operating history. The Company has raised capital (see tables above) and has used such capital for the Offering, marketing, advertising, legal expenses and other expenses, but generally has no meaningful operating history upon which investors can rely for past performance.

Audited financials from inception to March 31, 2023 are provided and attached hereto as Exhibit C. Please note that the information provided above regarding raising capital is accurate as of the date of this Offering, including, the amount raised via the SAFEs ($365,000), whereas the notes to the financial statements provide a lesser amount. Additionally, the debt is for amounts paid in anticipation of shares being purchased. Such shares have been issued.

OTHER MATERIAL INFORMATION

All information that is material as determined by the Company's management team has been disclosed herein. Investors are encouraged to thoroughly review all information contained herein, together with all attachments and exhibits.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.blackautumn.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Investors may also receive certain perks tied to how much such Investor invests in this offering. The Company intends to provide Investors with the following perks, subject to change and limitations:

Invest $250 or more: Pre-Screening Pass to watch Online Season 1 Episodes Early

Invest $500 or more: Investor's name in the credits as an investor + Digital BTS Photo Album

Invest $1,000 or more: Invited to be an extra on set *

Invest $5,000 or more: 1-Day VIP Set Pass for Two*

Invest $10,000 or more: Invitation as a VIP Guest to the Red-Carpet Premiere of the first two episodes of Season 1*

Invest $100,000 or more: Investor listed as an Associate Producer of Season One

Invest $250,000 or more: Investor listed as an Executive Producer of Season One

All expenses related to travel and lodging are the responsibility of the Investor and the dates to visit the set will be determined by the Company.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Benton Crane

(Signature)

Benton Crane

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ben Kasica

(Signature)

Ben Kasica

(Name)

Director

(Title)

May 18, 2023

(Date)

/s/Benton Crane

(Signature)

Benton Crane

(Name)

Director

(Title)

May 18, 2023

(Date)

/s/Jayson Orvis
_____
(Signature)

Jayson Orvis
_____
(Name)

Director
_____
(Title)

May 18, 2023
_____
(Date)

/s/Matthew Peterson
_____
(Signature)

Matthew Peterson
_____
(Name)

Director
_____
(Title)

May 18, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.